UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 04 October 2010
Exhibit No. 2	Repurchase and Early Redemption dated 04 October 2010
Exhibit No. 3	Barclays Announces Bond Holder Meeting dated 06 October 2010
Exhibit No. 4	Holding(s) in Company dated 12 October 2010
Exhibit No. 5	Holding(s) in Company dated 12 October 2010
Exhibit No. 6	Holding(s) in Company dated 12 October 2010
Exhibit No. 7	Early Redemption dated 12 October 2010
Exhibit No. 8	FRN Variable Rate Fix dated 12 October 2010
Exhibit No. 9	FRN Variable Rate Fix dated 13 October 2010
Exhibit No. 10	FRN Variable Rate Fix dated 14 October 2010
Exhibit No. 11	FRN Variable Rate Fix dated 14 October 2010
Exhibit No. 12	FRN Variable Rate Fix dated 18 October 2010
Exhibit No. 13	FRN Variable Rate Fix dated 19 October 2010
Exhibit No. 14	FRN Variable Rate Fix dated 19 October 2010
Exhibit No. 15	FRN Variable Rate Fix dated 19 October 2010
Exhibit No. 16	FRN Variable Rate Fix dated 21 October 2010
Exhibit No. 17	Repurchase and Early Redemption dated 25 October 2010
Exhibit No.18	FRN Variable Rate Fix dated 27 October 2010
Exhibit No.19	FRN Variable Rate Fix dated 28 October 2010
Exhibit No.20	Total Voting Rights dated 29 October 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 1, 2010

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 1, 2010

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

As Agent Bank, please be advised of the following rate determined on: 01/10/10
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/10/10 to 05/11/10		Payment Date 05/11/10
Number of Days	¦ 31
Rate	¦ 1.30688
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 56.27	¦ 1.13	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.2

Please be advised the following issue has been repurchased for USD 2,180,000 on 1 Oct 2010 and then will be redeemed at par due to a EARLY REDEMPTION on 6 Oct 2010

•	Barclays Series GSN19042 USD 3,000,000 Due 6 Oct 2014 - XS0453573098

The outstanding balance will therefore be zero

Please amend your records accordingly.

Exhibit No.3

THIS NOTICE CONTAINS IMPORTANT INFORMATION OF INTEREST TO THE BENEFICIAL OWNERS AND REGISTERED HOLDERS OF THE NOTES. IF APPLICABLE, ALL DEPOSITARIES, CUSTODIANS AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO PASS THIS NOTICE TO SUCH BENEFICIAL OWNERS AND REGISTERED HOLDERS IN A TIMELY MANNER.

NOTICE OF MEETING OF NOTEHOLDERS

U.S.$600,000,000 Undated Floating Rate Primary Capital Notes (Series 1)
of which U.S.$403,270,000 are outstanding
(ISIN: GB0000779529)

U.S.$869,170,000 Undated Floating Rate Primary Capital Notes (Series 2)
of which U.S.$482,770,000 are outstanding
(ISIN: GB0000777705)

£200,000,000 Undated Floating Rate Primary Capital Notes (Series 3)
of which £145,000,000 are outstanding
(ISIN: XS0015014615)

£100,000,000 9% Permanent Interest Bearing Capital Bonds
of which £39,632,000 are outstanding
(ISIN: XS0046132014 / GB0000870369)

£525,000,000 7.125% Undated Subordinated Notes
of which £158,012,000 are outstanding
(ISIN: XS0118932366)

£650,000,000 6.875% Undated Subordinated Notes
of which £135,286,000 are outstanding
(ISIN: XS0120327571)

£465,000,000 6.375% Undated Subordinated Notes
of which £133,458,000 are outstanding
(ISIN: XS0145875190)

£550,000,000 6.125% Undated Subordinated Notes
of which £196,087,000 are outstanding
(ISIN: XS0145875513)

issued by
BARCLAYS BANK PLC

Barclays Bank PLC (the "Issuer") hereby gives notice to the holders (the "Noteholders") of its outstanding U.S.$600,000,000 Undated Floating Rate Primary Capital Notes (Series 1), U.S.$869,170,000 Undated Floating Rate Primary Capital Notes (Series 2), £200,000,000 Undated Floating Rate Primary Capital Notes (Series 3), £100,000,000 9% Permanent Interest Bearing Capital Bonds, £525,000,000 7.125% Undated Subordinated Notes, £650,000,000 6.875% Undated Subordinated Notes, £465,000,000 6.375% Undated Subordinated Notes and £550,000,000 6.125% Undated Subordinated Notes (together, the "Notes") that, pursuant to the provisions of Schedule 3 (Provisions concerning Meetings of Holders) to the trust deed dated 2 July 1985 (the "Principal Trust Deed" and, together with and as supplemented by the First Supplemental Trust deed dated 14 February 1986, the Second Supplemental Trust Deed dated 4 September 1989, the Third Supplemental Trust Deed dated 16 October 1989, the Fourth Supplemental Trust Deed dated 28 September 1990, the Fifth Supplemental Trust Deed dated 12 May 1993, the Sixth Supplemental Trust Deed dated 25 June 1993, the Seventh Supplemental Trust Deed dated 11 October 1993, the Eighth Supplemental Trust Deed dated 20 October 1993, the Ninth Supplemental Trust Deed dated 7 July 1997, the Tenth Supplemental Trust Deed dated 27 February 1998, the Eleventh Supplemental Trust Deed dated 29 May 1998, the Twelfth Supplemental Trust Deed dated 24 October 2000, the Thirteenth Supplemental Trust Deed dated 27 November 2000, the Fourteenth Supplemental Trust Deed dated 21 May 2001, the Fifteenth Supplemental Trust Deed dated 21 May 2001, the Sixteenth Supplemental Trust Deed dated 19 April 2002, the Seventeenth Supplemental Trust Deed dated 19 April 2002, the Eighteenth Supplemental Trust Deed dated 10 March 2003 and the Nineteenth Supplemental Trust Deed dated 2 June 2003 relating to the Notes, the "Trust Deed") and made between the Issuer and PA (GI) Limited (formerly Phoenix Assurance Public Limited Company) (the "Trustee") as trustee for the Noteholders, a meeting of the Noteholders (the "Meeting") will be held at the offices of Clifford Chance LLP at 10 Upper Bank Street, London E14 5JJ on Wednesday 3 November 2010 at 11:00 a.m. (London time) for the purposes of considering and, if thought fit, passing the following resolution, which will be proposed as an Extraordinary Resolution in accordance with the provisions of the Trust Deed.

The Trustee has deemed the following resolution to be a resolution affecting more than one series of the Notes which does not give rise to a conflict of interest between Noteholders of any of the series so affected pursuant to paragraph 21(A)(b) of Schedule 3 (Provisions concerning Meetings of Holders) to the Principal Trust Deed. If duly passed at the Meeting, as contemplated by this Notice, the Extraordinary Resolution shall be deemed to have been duly passed in respect of each series of the Notes whether or not present at the Meeting and whether or not voting in respect of the Extraordinary Resolution.

EXTRAORDINARY RESOLUTION

"THAT this meeting of the holders (the "Noteholders") of the outstanding (as such term is defined in the Principal Trust Deed) U.S.$600,000,000 Undated Floating Rate Primary Capital Notes (Series 1), U.S.$869,170,000 Undated Floating Rate Primary Capital Notes (Series 2), £200,000,000 Undated Floating Rate Primary Capital Notes (Series 3), £100,000,000 9% Permanent Interest Bearing Capital Bonds, £525,000,000 7.125% Undated Subordinated Notes, £650,000,000 6.875% Undated Subordinated Notes, £465,000,000 6.375% Undated Subordinated Notes and £550,000,000 6.125% Undated Subordinated Notes (together, the "Notes") of Barclays Bank PLC (the "Issuer") constituted by a trust deed dated 2 July 1985 (the "Principal Trust Deed" and, together with and as supplemented by the First Supplemental Trust deed dated 14 February 1986, the Second Supplemental Trust Deed dated 4 September 1989, the Third Supplemental Trust Deed dated 16 October 1989, the Fourth Supplemental Trust Deed dated 28 September 1990, the Fifth Supplemental Trust Deed dated 12 May 1993, the Sixth Supplemental Trust Deed dated 25 June 1993, the Seventh Supplemental Trust Deed dated 11 October 1993, the Eighth Supplemental Trust Deed dated 20 October 1993, the Ninth Supplemental Trust Deed dated 7 July 1997, the Tenth Supplemental Trust Deed dated 27 February 1998, the Eleventh Supplemental Trust Deed dated 29 May 1998, the Twelfth Supplemental Trust Deed dated 24 October 2000, the Thirteenth Supplemental Trust Deed dated 27 November 2000, the Fourteenth Supplemental Trust Deed dated 21 May 2001, the Fifteenth Supplemental Trust Deed dated 21 May 2001, the Sixteenth Supplemental Trust Deed dated 19 April 2002, the Seventeenth Supplemental Trust Deed dated 19 April 2002, the Eighteenth Supplemental Trust Deed dated 10 March 2003 and the Nineteenth Supplemental Trust Deed dated 2 June 2003 relating to the Notes, the "Trust Deed") and made between the Issuer and PA (GI) Limited (formerly Phoenix Assurance Public Limited Company) (the "Existing Trustee") as trustee for the Noteholders hereby:

(1) consents to the replacement of the Existing Trustee by Capita Trust Company Limited (the "New Trustee");

(2)        approves certain consequential modifications to the Trust Deed and the terms and conditions of the Notes (the "Conditions") to reflect the replacement of the Existing Trustee by the New Trustee, all as set out in the Twentieth Supplemental Trust Deed (as defined below); and

(3) authorises, directs, requests and empowers the Existing Trustee and the New Trustee:

(a)        to concur in and execute a deed supplemental to the Trust Deed to effect the modifications and amendments referred to in paragraphs (1) and (2) of this Extraordinary Resolution substantially in the form of the draft produced to this meeting with such amendments as the Existing Trustee shall require or concur in and signed by the chairman of the meeting for the purposes of identification (the "Twentieth Supplemental Trust Deed"); and

(b)        to concur in, approve, and execute and do all such deeds, instruments, acts and things that may be necessary in the opinion of the Issuer, the Existing Trustee and the New Trustee to carry out and give effect to this Extraordinary Resolution;

(4)        sanctions and approves every modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of Noteholders necessary to give effect to this Extraordinary Resolution and assents to every modification, variation or abrogation of the provisions of the Trust Deed and/or the Conditions involved in or inherent in or effected by the implementation of this Extraordinary Resolution;

(5)        authorises and requests the Existing Trustee and New Trustee to concur in taking all steps considered by each of them in their sole discretion to be necessary, desirable or expedient to carry out and give effect to this Extraordinary Resolution;

(6)        discharges and exonerates the Issuer, the Existing Trustee and New Trustee from any and all liability in respect of any act or omission for which either of them may have become responsible under the Trust Deed and/or the Notes in connection with this Extraordinary Resolution or its implementation, the amendments and modifications referred to in this Extraordinary Resolution or the implementation of those modifications and amendments; and

(7) acknowledges that capitalised terms used in this Extraordinary Resolution have the same meanings as those defined in the Twentieth Supplemental Trust Deed, unless the context otherwise requires."

In accordance with normal practice the Trustee expresses no opinion on the merits of the proposed Extraordinary Resolution but has authorised it to be stated that it has no objection to the Extraordinary Resolution being submitted to Noteholders for their consideration.

BACKGROUND TO THE EXTRAORDINARY RESOLUTION

The Trustee intends to cease its trust business shortly and wishes to resign as trustee of the Notes, requiring a new trustee to be appointed. The New Trustee has acted as attorney for the Trustee since 2001 and it is proposed that the New Trustee is now appointed as trustee for the holders of the Notes in place of the Trustee.

DOCUMENTS AVAILABLE FOR INSPECTION

Noteholders may, at any time during normal business hours from the date hereof up to and including Wednesday 3 November 2010 and at the Meeting and at any adjourned Meeting (and, in each case, for 15 minutes prior thereto), inspect copies of the documents listed below relating to the Notes at the registered offices of the Issuer, The Bank of New York Mellon (the "Principal Paying Agent") and Lucid Issuer Services Limited (the "Tabulation Agent"). The registered offices of the Issuer, the Principal Paying Agent and the Tabulation Agent are set out at the end of this Notice.

The documents available for inspection are:

• this Notice;

• the Trust Deed; and

• the latest draft of the Twentieth Supplemental Trust Deed.

The attention of Noteholders is particularly drawn to the quorum required for the Meeting and for any adjourned meeting thereof which is set out in "Voting and Quorum" below. Having regard to such requirements, Noteholders are strongly urged either to attend the Meeting or to take steps to be represented at the Meeting, as referred to below, as soon as possible.

VOTING AND QUORUM

Important:

•    The outstanding amount of the £525,000,000 7.125% Undated Subordinated Notes, £650,000,000 6.875% Undated Subordinated Notes, £465,000,000 6.375% Undated Subordinated Notes and £550,000,000 6.125% Undated Subordinated Notes are represented by global notes in bearer form (the "Global Notes") held by common depositaries for Euroclear Bank SA/NV ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream", and together with Euroclear, the "clearing systems").

•    The outstanding amount of the U.S.$600,000,000 Undated Floating Rate Primary Capital Notes (Series 1), U.S.$869,170,000 Undated Floating Rate Primary Capital Notes (Series 2), £200,000,000 Undated Floating Rate Primary Capital Notes (Series 3) are represented by bearer notes in definitive form (the "Definitive Notes") held by common depositaries for the clearing systems and also held outside the clearing systems.

•    The outstanding amount of the £100,000,000 9% Permanent Interest Bearing Capital Bonds are represented by (i) Definitive Notes held by common depositaries for the clearing systems and also held outside the clearing systems and (ii) registered notes (the "Registered Notes") registered in the name of Equiniti, as nominee for the common depositary of the clearing systems, which may also be held outside the clearing systems.

The provisions governing the convening and holding of the Meeting are set out in Schedule 3 (Provisions concerning Meetings of Holders) to the Principal Trust Deed, a copy of which is available for inspection as described above. Terms not otherwise defined in this Notice shall have the meanings given in the Principal Trust Deed.

1. Who is entitled to vote on the proposed Extraordinary Resolution?

(a) Notes represented by Global Notes and Registered Notes:

Each person who is the owner of a particular nominal amount of the Notes, as shown in the records of the clearing systems or their respective accountholders ("Accountholders") (a "Beneficial Owner") should note that they are not the legal or registered holder of the Notes, as the case may be, for the purposes of the Meeting and will only be entitled to attend and vote at the Meeting in accordance with the procedures set out below in "Procedures for Voting for Beneficial Holders". On this basis, the only Noteholders currently able to vote at the Meeting with respect to the Notes represented by a Global Note will be the holder of such Global Note, which is the relevant common depositary of the clearing systems and the registered holder of the global note representing the Registered Notes (the "Registered Note Certificate"), which is Equiniti, as nominee for the common depositary of the clearing systems. However the relevant common depositary and Equiniti may grant proxies to the Beneficial Owners to attend and vote at the Meeting. Alternatively, Beneficial Owners who hold their interests through a clearing system and who do not wish to attend and vote in person may convey their voting instructions by contacting the relevant clearing system (or through the relevant Accountholder, if applicable) and arrange for votes to be cast on their behalf. See "Procedures for voting for Beneficial Owners" below.

(b) Notes represented by Definitive Notes:

Definitive Notes held in the clearing systems

The provisions of paragraph (a) (Notes represented by Global Notes and the Registered Note Certificate) and "Procedures for voting for Beneficial Owners" below will apply to Noteholders holding Definitive Notes through the clearing systems.

Definitive Notes not held in the clearing systems

Noteholders who do not hold Definitive Notes through the clearing systems may vote on the proposed Extraordinary Resolution by either attending and voting at the Meeting or delivering voting instructions to the Tabulation Agent with respect to their Notes. In either case, the Noteholder must contact the Tabulation Agent to request a voting form, which should be completed by the Noteholder and returned to the Tabulation Agent with evidence satisfactory to the Tabulation Agent of his holding of the Notes by fax, post or email by 5.00 p.m. (London time) on Friday 29 October 2010 (the "Voting Record Date"). Voting forms received after the Voting Record Date shall be disregarded and Noteholders who fail to return their voting forms or whose voting forms are received by the Tabulation Agent after the Voting Record Date will not be represented at the Meeting.

(c) Notes represented by Registered Notes:

Holders of record of Registered Notes as at the date of this Notice will receive a letter from the Tabulation Agent at their address appearing in the register maintained by Equiniti as registrar (or, in the case of joint holders, the first named Noteholder) enclosing a copy of this Notice, as will any new holders of record recorded in such register prior to the Voting Record Date). Such holders may vote on the proposed Extraordinary Resolution by either attending and voting at the Meeting or delivering voting instructions to the Tabulation Agent with respect to their Notes, and should indicate their intentions by completing and returning the voting form accompanying such letter to the Tabulation Agent by fax, post or email by the Voting Record Date. Voting forms received after the Voting Record Date shall be disregarded and Noteholders who fail to return their voting forms or whose voting forms are received by the Tabulation Agent after the Voting Record Date will not be represented at the Meeting.

2. Procedures for Voting for Beneficial Owners

Beneficial Owners may vote on the proposed Extraordinary Resolution by either attending and voting at the Meeting as a proxy or delivering voting instructions through the clearing systems with respect to their Notes.

Attending and voting at the Meeting:

Those Beneficial Owners who hold their interests in the Notes through the clearing systems and who wish to attend and vote at the Meeting should contact the relevant clearing system (through the relevant Accountholder, if applicable) to make arrangements to be appointed as proxy in respect of the Notes in which they have an interest for the purpose of attending and voting at the Meeting in person. Such Beneficial Owners must have made arrangements to vote with the relevant clearing system (through the relevant Accountholder, if applicable) in time for the relevant clearing system to arrange for them to be appointed as a proxy no later than 48 hours before the time fixed for the Meeting.

Delivering instructions to vote:

Those Beneficial Owners who hold their interests in the Notes through a clearing system and who wish to vote at but who do not wish to attend the Meeting should contact the relevant clearing system (through the relevant Accountholder, if applicable) to arrange for another person nominated by them to be appointed as a proxy in respect of such Notes in which they have an interest to attend and vote at the Meeting on their behalf or to make arrangements for the votes relating to such Notes in which they have an interest to be cast on their behalf by or on behalf of the Principal Paying Agent acting as a proxy. A Beneficial Owner must have made arrangements to vote with the relevant clearing system (through the relevant Accountholder, if applicable) in time for the relevant clearing system to arrange for the Beneficial Owner's nominee, or a representative of the Principal Paying Agent to be appointed as a proxy not later than 48 hours before the time fixed for the Meeting.

3. Quorum

The quorum required at the Meeting is two or more persons present in person holding Notes, voting certificates or being proxies and holding or representing in the aggregate not less than a clear majority in principal amount of the Notes for the time being outstanding.

4. Adjourned Meeting

(a)        If, within 15 minutes from the time fixed for the Meeting, a quorum is not present the Meeting shall stand adjourned for such period, not being less than 28 days nor more than 42 days as may be appointed by the chairman of the Meeting. At such adjourned meeting, two or more persons present in person holding Notes or voting certificates or being proxies (whatever the principal amount of the Notes held or represented by them) shall form a quorum and shall have the power to pass any resolution and to decide upon all matters which could properly have been dealt with at the Meeting from which the adjournment took place had a quorum been present at such Meeting.

(b)        At least 21 days' notice (exclusive of the day on which notice is given and the day on which such adjourned Meeting is held) of any Meeting adjourned through want of a quorum shall be given in the same manner as of the original Meeting, and such notice shall state that two or more persons present holding Notes or voting certificates or being proxies will form a quorum.

(c)        The chairman may with the consent of (and shall if directed by) any Meeting adjourn the same from time to time and from place to place but no business shall be transacted at any adjourned Meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

5. Procedures at the Meeting

(a)        Every question submitted to the Meeting will be decided on a show of hands unless a poll is duly demanded by the Chairman of the Meeting or by one or more persons holding Notes or voting certificates or being proxies and holding or representing in the aggregate not less than one-hundreth part of the principal amount of the Notes for the time being outstanding. On a show of hands every person who is present in person and produces a Note or voting certificate or is a proxy shall have one vote. On a poll every person who is so present shall have one vote in respect of each complete U.S.$1 principal amount of Notes so produced or represented by the voting certificate so produced or in respect of which he is a proxy (the principal amount in U.S. dollars of any Notes denominated in sterling will be calculated using the sterling/U.S. dollar spot rate on the seventh dealing day prior to the day of the Meeting or any adjourned Meeting).

(b)        In case of equality of votes, the Chairman of the Meeting shall, both on a show of hands and on a poll, have a casting vote in addition to the vote or votes (if any) which he may have as a Noteholder or as a holder of a voting certificate or as a proxy.

(c) To be passed, the Extraordinary Resolution requires not less than three-quarters of the votes cast to be cast in favour.

(d)        If passed, the Extraordinary Resolution will be binding on all the Noteholders, whether or not present at such Meeting and whether or not voting, and upon all the holders of the coupons relating to the Notes.

TIMETABLE

Wednesday 6 October 2010	Notices to be delivered to Noteholders
Friday 29 October 2010 at 5.00 p.m. (London time)	Voting Record Date for Definitive Notes not held in the clearing systems and Registered Notes
Monday 1 November 2010 at 11:00 a.m.
Beneficial Owners must have made arrangements to vote with the relevant clearing system (through the relevant Accountholder, if applicable) in time for the relevant clearing system to arrange for them to be appointed as a proxy by this time (i.e., no later than 48 hours before the time fixed for the Meeting)

Wednesday 3 November 2010	Meeting to be held
If Extraordinary Resolution is passed
Twentieth Supplemental Trust Deed to be entered into by the Issuer, Existing Trustee and New Trustee and notice of the passing of the Extraordinary Resolution and appointment of the New Trustee to be given to Noteholders

If Extraordinary Resolution is not passed	Notice that the Extraordinary Resolution has not been passed to be given to Noteholders
Adjourned Meeting to be scheduled and notice of the adjourned Meeting to be given to Noteholders
8 December 2010	Adjourned Meeting to be held, if required
The Principal Paying Agent

The Bank of New York Mellon
1 Canada Square
London E14 5AL
United Kingdom

Fax: +44 (0)20 07 964 2536
Email: Corpsovukandire@bnymellon.com
Attention: Corporate Sovereign UK & Ireland

The Tabulation Agent

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Tel: +44 (0)20 7704 0880
Fax: +44 (0)20 7067 9098
Email: barclays@lucid-is.com
Attention: Lee Pellicci / David Shilson

Noteholders are encouraged to contact the Tabulation Agent to discuss the Meeting and to make arrangements to be represented at the Meeting.

This Notice is given by:

The Issuer

Barclays Bank PLC
1 Churchill Place
Canary Wharf
London E14 5HP
United Kingdom

Fax: +44 (0)20 7773 1626
Attention: Capital Issuance and Securitisation, Barclays Treasury

Date: 6 October 2010

For enquiries please contact:

Investor Relations	Media Relations
Stephen Jones	Sarah MacDonald
+44 (0) 20 7116 5752	+44 (0) 20 7116 6217

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No.4

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	✓
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM") Abu Dhabi International United Investments LLC ("ADIUI") Nexus Capital Investing Ltd. ("NCIL") PCP Gulf Invest 3 Limited ("PCP3")
4. Full name of shareholder(s) (if different from 3.):iv	PCP Gulf Invest 3 Limited ("PCP3")
5. Date of the transaction and date on which the threshold is crossed or reached: v	11 October 2010
6. Date on which issuer notified:	11 October 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	No change

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	626,835,443	626,835,443	758,437,618 (in the case of PCP3)	758,437,618 (in the case of PCP3)	758,437,618 (in the case of HHSM, ADIUI and NCIL)	6.30% (in the case of PCP3)	6.30% (in the case of HHSM, ADIUI and NCIL)
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Warrants	197.775p	31 October 2013	27 November 2008 - 31 October 2013	Nil		Nominal	Delta
						Nil%	Nil%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
758,437,618			6.30%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The financial instruments are legally owned by PCP3.  PCP3 is, in turn, wholly owned by NCIL which is, in turn, wholly owned by ADIUI.  ADIUI is, in turn, wholly by HHSM.

The triggering transaction is the exercise, on 11 October 2010, of 131,602,175 warrants held by PCP3 into ordinary shares in Barclays PLC.  The exercise has resulted in a notifiable decrease in the percentage level of voting rights held through warrants, and a corresponding notifiable increase in the percentage level of voting rights held through ordinary shares.  Such changes, whilst not affecting the overall percentage level of voting rights held by the notifying parties when calculated in accordance with the Disclosure Rules, are notifiable pursuant to DTR 5.7.1R and 5.7.2G.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,047,979,019 as set out in the regulatory announcement made by Barclays PLC dated 30 September 2010.  Consequently the quoted percentages of voting rights detailed in this notification have been calculated without including the further shares issued upon the exercise of the warrants included in this notification.  This results in the percentage figure for the voting rights held being artificially high.

14. Contact name:	Mohamed Almulla
15. Contact telephone number:	+971.50.4566.023

Exhibit No.5

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	✓
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM") Abu Dhabi International United Investments LLC ("ADIUI")
4. Full name of shareholder(s) (if different from 3.):iv	PCP Gulf Invest 3 Limited ("PCP3")
5. Date of the transaction and date on which the threshold is crossed or reached: v	7 July 2010
6. Date on which issuer notified:	11 October 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	Below 3% to 6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	Nil	Nil	Nil	Nil	626,835,443	Nil	5.20%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Warrants	197.775p	31 October 2013	27 November 2008 - 31 October 2013	131,602,175		Nominal	Delta
						1.09%	1.09%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
758,437,618			6.30%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The financial instruments are legally owned by PCP3.  PCP3 is, in turn, wholly owned by Nexus Capital Investing Ltd. ("NCIL").

Prior to the triggering transaction, NCIL was wholly owned by Mr. Abdul Aziz Al Ketbi ("Mr. Al Ketbi").

The triggering transaction is the transfer, on 7 July 2010, of the entire share capital in NCIL from Mr. Al Ketbi to ADIUI.  ADIUI is wholly owned by HHSM.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,047,979,019 as set out in the regulatory announcement made by Barclays PLC dated 30 September 2010.  Consequently the quoted percentages of voting rights detailed in this notification have been calculated without including the further shares to be issued when the warrants included in this notification are exercised.  This results in the percentage figure for the holding of the warrants being artificially high.

14. Contact name:	Mohamed Almulla
15. Contact telephone number:	+971.50.4566.023

Exhibit No.6

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	✓
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Mr. Abdul Aziz Al Ketbi ("Mr. Al Ketbi")
4. Full name of shareholder(s) (if different from 3.):iv	PCP Gulf Invest 3 Limited ("PCP3")
5. Date of the transaction and date on which the threshold is crossed or reached: v	7 July 2010
6. Date on which issuer notified:	11 October 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	6% to below 3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	626,835,443	626,835,443	Nil	Nil	Nil	Nil%	Nil%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Warrants	197.775p	31 October 2013	27 November 2008 - 31 October 2013	Nil		Nominal	Delta
						Nil%	Nil%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
Nil			Nil%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The financial instruments are legally owned by PCP3.  The financial instruments comprise 626,835,443 ordinary shares in Barclays PLC and warrants exercisable into 131,602,175 ordinary shares in Barclays PLC, in aggregate being equivalent to 6.30% of the voting rights in Barclays PLC as calculated pursuant to the Disclosure Rules.

PCP3 is, in turn, wholly owned by Nexus Capital Investing Ltd. ("NCIL").

Prior to the triggering transaction, NCIL was wholly owned by Mr. Al Ketbi.

The triggering transaction is the transfer, on 7 July 2010, of the entire share capital in NCIL from Mr. Al Ketbi to Abu Dhabi International United Investments LLC.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,047,979,019 as set out in the regulatory announcement made by Barclays PLC dated 30 September 2010.  Consequently the quoted percentages of voting rights detailed in this notification have been calculated without including the further shares to be issued when the warrants included in this notification are exercised.  This results in the percentage figure for the holding of the warrants being artificially high.

14. Contact name:	Mohamed Almulla
15. Contact telephone number:	+971.50.4566.023

Exhibit No.7

SPECIAL NOTE REDEMPTION NOTICE

£50,000,000 Zero Coupon Notes (the “Notes”) due 2013 issued by Barclays Bank PLC (the “Note Issuer”) pursuant to the Programme for the issuance of Structured Investment Management Plan Linked to Equity of Barclays Capital (Cayman) Limited and the Note Issuer

Series: S061

ISIN Code: XS0252426456

The terms and conditions (the “Conditions”) of the Notes are set out in the Offering Circular dated 28 December 2005 as supplemented and amended by the final terms (the “Final Terms”) dated 26 April 2006.

Terms used in this notice and not defined herein shall have the meaning given to them in the Conditions.

NOTICE IS HEREBY GIVEN to the holders of the Notes, that:

1. The Note Issuer has been informed by each of Threadneedle European Crescendo Fund Limited, Threadneedle Global Crescendo Fund Limited and Threadneedle UK Crescendo Fund Limited (each a “Fund” and together with “Funds”) that each Fund shall cease trading as of 30 September 2010, after which date each Fund shall be wound up.

2. Each of the shares issued by each Fund shall be compulsorily redeemed by the relevant Fund as of 1 October 2010.

3. As a result thereof, the Note Issuer has determined that a Hedging Disruption has occurred in respect of the Notes pursuant to paragraph 4.3 (Early Redemption following the occurrence of a Tax Event, Change in Law, Hedging Disruption and/or Increased Cost of Hedging) of the Conditions.

4. Upon determination of the Note Early Redemption Amount (such date being the Note Early Redemption Date) and, in accordance with the Conditions, the Notes shall be redeemed by the Note Issuer at the Note Early Redemption Amount.

5. The Note Early Redemption Amount shall be an amount in cash representing the fair market value of each Note, less the cost to the Note Issuer and/or its affiliates of unwinding any underlying related hedging arrangements, all as determined by the Note Determination Agent in its sole and absolute discretion.

Principal Notes Agent

The Bank of New York Mellon

One Canada Square

London E14 5AL

United Kingdom

Note Issuer

Barclays Bank PLC

c/o Barclays Capital

5 The North Colonnade

Canary Wharf

London E14 4BB

United Kingdom

Contact:

David McDonald

Tel: +44(0)20 777 38433

Dated 24 September

Exhibit No.8

As Agent Bank, please be advised of the following rate determined on: 11/10/10
Issue	¦ Barclays Bank Plc - Series 180 - USD 250,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408595352
ISIN Reference	¦ 40859535
Issue Nomin USD	¦ 250,000,000
Period	¦ 13/10/10 to 13/01/11		Payment Date 13/01/11
Number of Days	¦ 92
Rate	¦ 0.81906
Denomination USD	¦ 100,000	¦	¦

Amount Payable per Denomination	¦ 209.32	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.9

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 12/10/10
Issue	¦ Barclays Bank Plc - Series 200 - USD 475,000,000 Guaranteed FRN Due 14 Apr 2012

ISIN Number	¦ XS0440449865
ISIN Reference	¦ US06738G7S32
Issue Nomin USD	¦ 475,000,000
Period	¦ 14/10/10 to 14/01/11		Payment Date 14/01/11
Number of Days	¦ 92
Rate	¦ 0.55906
Denomination USD	¦ 1,000	¦	¦

Amount Payable per Denomination	¦ 1.43	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.10

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 13/10/10
Issue	¦ Barclays Bank Plc - Series 64 Tranche 1 - EUR 50,000,000 Subordinated FRN due 15 Oct 2019

ISIN Number	¦ XS0102643169
ISIN Reference	¦ 10264316
Issue Nomin EUR	¦ 50,000,000
Period	¦ 15/10/10 to 15/04/11		Payment Date 15/04/11
Number of Days	¦ 182
Rate	¦ 1.709
Denomination EUR	¦ 50,000,000	¦	¦

Amount Payable per Denomination	¦ 431,997.22	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.11

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 13/10/10
Issue	¦ Barclays Bank Plc - Series 178 - GBP 2,000,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408286994
ISIN Reference	¦ 40828699
Issue Nomin GBP	¦ 2,000,000,000
Period	¦ 13/10/10 to 13/01/11		Payment Date 13/01/11
Number of Days	¦ 92
Rate	¦ 0.98913
Denomination GBP	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 249.32	¦ 4,986,299.18	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.12

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 15/10/10
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/10/10 to 19/11/10		Payment Date 19/11/10
Number of Days	¦ 31
Rate	¦ 1.52125
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 131.00	¦ Pok2,619,930.56	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.13

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Oct-2010 TO 16-Nov-2010 HAS BEEN FIXED AT 1.118750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Nov-2010 WILL AMOUNT TO:
GBP 44.44 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.14

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Oct-2010 TO 16-Nov-2010 HAS BEEN FIXED AT 1.118750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Nov-2010 WILL AMOUNT TO:
GBP 44.44 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.15

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 18/10/10
Issue	¦ Barclays Bank Plc - Series 157 - EUR 1,250,000,000 Callable Subordinated FRN due 20-Apr-2016

ISIN Number	¦ XS0240949791
ISIN Reference	¦ 24094979
Issue Nomin EUR	¦ 1,250,000,000
Period	¦ 20/10/10 to 20/01/11		Payment Date 20/01/11
Number of Days	¦ 92
Rate	¦ 1.175
Denomination EUR	¦ 1,250,000,000	¦	¦

Amount Payable per Denomination	¦ 3,753,472.22	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.16

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 15/10/2010
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/10/2010 to 19/11/2010		Payment Date 19/11/2010
Number of Days	¦ 31
Rate	¦ 1.20625
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 103.87	¦ Pok2,077,430.56	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.17

LONDON--(BUSINESS WIRE)--

Please be advised the following issue has been repurchased for USD 1,080,000. on 22 Oct 2010 and then will be redeemed at par due to a EARLY REDEMPTION on 26 Oct 2010.

•	Barclays Series GSN19721 USD 3,000,000 Due 27 Oct 2014 - XS0458569091

The outstanding balance will therefore be zero

Please amend your records accordingly.

Bank of New York Mellon

Source: Bank of New York Mellon

Exhibit No.18

As Agent Bank, please be advised of the following rate determined on: 26/10/10
Issue	¦ Barclays Bank Plc - Series 203 - EUR 2,560,000,000 FRN due 28 Jan 2013

ISIN Number	¦ XS0459903620
ISIN Reference	¦ 045990362
Issue Nomin EUR	¦ 2,560,000,000
Period	¦ 28/10/10 to 28/01/11		Payment Date 28/01/11
Number of Days	¦ 92
Rate	¦ 1.837
Denomination EUR	¦ 1,000	¦ 50,000	¦ 2,560,000,000

Amount Payable per Denomination	¦ 4.69	¦ Pok234.73	¦ XS0459903620

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.19

As Agent Bank, please be advised of the following rate determined on: 27/10/10
Issue	¦ Barclays Bank Plc - GBP 200,000,000 Undated FRPC Notes Series 3 PERPETUAL

ISIN Number	¦ XS0015014615
ISIN Reference	¦ 01501461
Issue Nomin GBP	¦ 200,000,000
Period	¦ 29/10/10 to 31/01/11		Payment Date 31/01/11
Number of Days	¦ 94
Rate	¦ 1.75
Denomination GBP	¦ 250,000	¦	¦

Amount Payable per Denomination	¦ 1,126.71	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.20

29 October 2010

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,180,312,510 ordinary shares with voting rights as at 28 October 2010. There are no ordinary shares held in Treasury.

The above figure (12,180,312,510) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.